UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On January 3, 2024, SMX (Security Matters) Public Limited Company (the “Company”) received notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), stating that the Nasdaq staff has approved the Company’s application to transfer the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market. The ordinary shares will be transferred to the Nasdaq Capital Market at the opening of business on January 8, 2024.

The ordinary shares will continue to trade under the symbol “SMX,” and trading of the ordinary shares will be unaffected by the transfer. The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market.

As a result, the Company’s previously disclosed outstanding Nasdaq Global Market non-compliance notices are deemed to be resolved as a result of the Company’s transfer to the Nasdaq Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 4, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer